Bunch Bikes, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bunch Bikes, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 21, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	271,243	172,681
Accounts Receivable	14,541	2,794
Prepaid Expenses	30,268	17,344
Inventory	315,734	487,836
Right Of Use Asset	-	97,608
Total Current Assets	631,786	778,263
Non-current Assets		
Intangible Assets: Domain Name	10,000	10,000
Security Deposit	9,926	9,926
Total Non-Current Assets	19,926	19,926
TOTAL ASSETS	651,712	798,189
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	44,690	136,924
Line of Credit	188,733	94,616
Current Portion of SBA EIDL Loan	68,964	68,964
Lease Liability	-	97,608
Total Current Liabilities	302,387	398,112
Long-term Liabilities		
Product Development RSA	96,100	46,100
SBA EIDL Loan	1,132,002	1,130,369
Total Long-Term Liabilities	1,228,102	1,176,469
TOTAL LIABILITIES	1,530,489	1,574,581
Commitments and Contingencies (See Note 4)		
EQUITY		
Common Stock	786	786
Additional Paid in Capital	312,476	331,111
Accumulated Deficit	(1,192,039)	(1,108,289)
Total Equity	(878,777)	(776,392)
TOTAL LIABILITIES AND EQUITY	651,712	798,189

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	2,317,410	2,318,545
Cost of Revenue	1,466,848	1,518,649
Gross Profit	850,562	799,896
Operating Expenses		
Advertising and Marketing	134,770	93,916
General and Administrative	479,225	519,393
Research and Development	42,184	7,201
Rent and Lease	158,101	142,216
Total Operating Expenses	814,280	762,726
Operating Income (loss)	36,282	37,170
Other Income		
Tariff Refunds	-	6,074
Total Other Income	-	6,074
Other Expense		
Interest Expense	75,598	75,375
Other	44,435	-
Total Other Expense	120,033	75,375
Earnings Before Income Taxes	(83,751)	(32,131)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(83,751)	(32,131)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2023	7,860,506	786	340,373	(1,076,158)	(734,999)
Distributions to Shareholders	-	-	(21,644)	-	(21,644)
Stock Based Compensation	-	-	12,382	-	12,382
Net Income (Loss)	-	-	-	(32,131)	(32,131)
Ending Balance 12/31/2023	7,860,506	786	331,111	(1,108,289)	(776,392)
Distributions to Shareholders	-	-	(26,031)	-	(26,031)
Stock Based Compensation	-	-	7,396	-	7,396
Net Income (Loss)	-	-	-	(83,751)	(83,751)
Ending Balance 12/31/2024	7,860,506	786	312,476	(1,192,041)	(878,777)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(83,751)	(32,131)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(92,233)	60,374
Line of Credit	94,117	(15,000)
Inventory	172,102	120,254
Accounts Receivable	(11,747)	5,052
Product Development Revenue Sharing Payable	50,000	46,100
Stock Option Compensation Expense	7,397	12,381
Prepaid Expenses	(12,924)	(7,418)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	206,712	221,743
Net Cash provided by (used in) Operating Activities	122,961	189,612
FINANCING ACTIVITIES		
Proceeds from/(Repayments of) Notes Payable	1,633	(28,754)
Distributions to Shareholders	(26,031)	(21,644)
Net Cash provided by (used in) Financing Activities	(24,398)	(50,398)
Cash at the beginning of period	172,681	33,467
Net Cash increase (decrease) for period	98,563	139,213
Cash at end of period	271,243	172,681

Bunch Bikes, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bunch Bikes, Inc. ("the Company") was formed in Delaware on November 10, 2017. The Company designs, manufactures, and sells electric cargo bikes. The Company's headquarters is in Denton, Texas. The Company's customers are located in the United States and Canada.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the sale of electric cargo bikes directly to consumers through its website. The Company's primary performance obligation is the delivery of the product to the customer. Revenue is recognized at the time of delivery when control of the product transfers to the customer. Customers typically pay the full purchase price upfront at the time of order. The Company offers a 30-day return policy from the date of delivery

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	112,327	$0.39
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2023	112,327	$0.39
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2024	112,327	$0.39
Options exercisable, December 31, 2024	94,313	$0.39

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023	58,375	$0.49
Granted	-	$-
Vested	(25,270)	$0.49
Forfeited	-	$-
Nonvested options, December 31, 2023	33,105	$0.49
Granted	-	$-
Vested	(15,091)	$0.49
Forfeited	-	$-
Nonvested options, December 31, 2024	18,014	$0.49

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

On November 1st, 2021, the Company entered into a noncancelable operating lease agreement for office space. The lease term was 36 months, expiring on October 31st, 2024. The agreement requires monthly base rent payments of $9,926.

As of December 31, 2023, the remaining lease term was 10 months. As of December 31, 2024, the lease had expired and no right-of-use asset or lease liability remained. The Company was not obligated under any renewal options or escalation clauses, and no variable lease payments were required under the agreement. The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

		Year Ended
Lease expense		31-Dec-23
Operating lease expense	$	258,076
Variable lease expense		-
Total	$	258,076

Other Information
Cash paid for amounts included in the measurement of lease liabilities

Operating cash flows from finance leases (i.e. Interest)		-
Operating cash flows from operating leases	$	258,076
ROU assets obtained in exchange for new operating lease liabilities	$	334,933
Weighted-average remaining lease term in years for operating leases		0.84
Weighted-average discount rate for operating leases		4.5

Maturity Analysis		Operating
2024-12	$	99,260
2025-12		-
2026-12		-
2027-12		-
2027-12		-
Thereafter		-
Total undiscounted cash flows	$	99,260
Less: present value discount		(1,652)
Total lease liabilities	$	97,608

The Company leases its current commercial space under a 25-month operating lease requiring monthly payments of $3,750 for the first year and $3,900 for the second year. The current lease commenced on January 1, 2025, and expires on January 31, 2027, with no renewal options.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

The Company has an Economic Injury Disaster Loan from the Small Business Administration (SBA) that was initially issued on May 18th, 2020 for $150,000, and subsequently modified on August 13th, 2021 (to $500,000) and December 6th, 2021 (to $1,174,500). The loan bears interest at a fixed rate of 3.75% per annum. Installment payments, including principal and interest, of $5,747 monthly will begin twenty-four (24) months from the date of the original note (May 18, 2020). The balance of principal and interest will be payable thirty (30) years from the date of the original note, with a maturity date of May 19, 2050. On July 22, 2024, the Company entered into a hardship accommodation plan with the SBA that temporarily reduced the monthly payment amount to $575 for a period of 12 months. This hardship accommodation plan expires on July 19th, 2025, at which point regular monthly payments of $5,747 will resume. The Company has granted the SBA a continuing security interest in all tangible and intangible personal property, including but not limited to: inventory, equipment, instruments (including promissory notes), chattel paper, documents, letter of credit rights, accounts, deposit accounts, commercial tort claims, general intangibles, and as-extracted collateral as defined in the Uniform Commercial Code. The loan is personally guaranteed by Aaron Powell, Company Shareholder/Officer. The loan proceeds were designated solely as working capital to alleviate economic injury caused by the COVID-19 pandemic. The outstanding balance of this loan was $1,200,966 as of December, 31st, 2024.

Line of Credit

The Company has entered into a Business Line of Credit and Security Agreement with JPMorgan Chase Bank, N.A. on July 18th, 2024 for the principal sum not to exceed $195,000.00. The interest rate is 4.750% per annum above the Prime Rate. The final availability date is the earlier of the fifth anniversary of the agreement date (July 18th, 2029) or the date the bank notifies the Company that it shall no longer be obligated to make advances. Beginning August 18th, 2024, monthly payments of (1) $100 or (2) accrued interest plus 1/100 of the unpaid principal balance, whichever is greater, are required until the Final Availability Date. After the Final Availability Date, monthly payments of (1) $250.00 or (2) accrued interest plus 1/60 of the unpaid principal balance, whichever is greater, are required. The line of credit is secured by a continuing security interest in all of the Borrower's right, title and interest in all of the Borrower's (a) inventory, (b) equipment, (c) chattel paper including tangible chattel paper and electronic chattel paper, (d) accounts, including healthcare insurance receivables, (e) deposit accounts, and (f) general intangibles, including payment intangibles and software. The annual fee for this line of credit is $487.50 for the first year, and thereafter an annual fee equal to 0.25% of the loan amount (not less than $200.00 or more than $750.00) will be assessed each year advances are available or principal remains outstanding. The line of credit is personally guaranteed by Aaron Powell, Company Shareholder/Officer. The outstanding balance of this line of credit was $188,733 as of December 31st, 2024.

Revenue Sharing Agreements (RSAs)

The Company has authorized up to $120,000 in Revenue Sharing Agreements (RSAs). Each RSA represents an investment by a third party in exchange for a share of the Company's future revenue. The minimum investment per agreement is $1,200. RSAs have not been registered under the Securities Act and are subject to resale restrictions. Proceeds are recognized as a liability and settled through future revenue payments. The total balance of the RSA liability was $96,100 as of December 31st, 2024.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	30,884
2026	42,637
2027	41,410
2028	40,460
2029	43,156
Thereafter	1,191,152

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 7,860,506 shares were issued and outstanding as of 2023 and 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. The Board of Directors shall determine, in their reasonable judgment, to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. If such an excess exists, the Board of Directors may approve a dividend of available funds from time to time as agreed to by a Required Interest, as the Board of Directors see fit. In addition to regular dividends, certain investors (Barbara Corcoran Holdings, LLC and Herjavec Entertainment Corp) are entitled to pro rata cash flow payments equal to 7.5% each of any compensation, payments, or dividends of any kind paid by the Company to the Founder for performance of services related to the Business. The first $49,999 of such cash flow payments to each of these investors shall be deemed a return of their respective capital contributions. These pro rata payments shall continue until both investors have received a 3x return on capital ($150,000 each) via pro rata payments and dividends, after which such pro rata payment rights shall cease to exist.

Redemption: At any time after five (5) years after March 25, 2021 (the Effective Date), Barbara Corcoran Holdings, LLC may elect (and if BCH shall so elect, then Herjavec Entertainment Corp shall have the option to join) to have the Company redeem or repurchase their respective interests at a redemption price equal to the Purchase Price plus interest thereon from the Effective Date until the Redemption Price is paid in full, at the rate of 5% per annum. This redemption right would be payable in three equal annual installments.

Conversion: Not applicable. The Company has only authorized common shares with a par value of $0.0001 per share. While the Company previously had convertible notes, all of these have now been converted to common stock. There are no convertible securities currently issued and outstanding.

Liquidation Preference: In the event of any liquidation or winding up of the Company, or upon the sale of substantially all of its assets or equity (a "Liquidation Event"), the proceeds shall be distributed in the following order:

(a) First, to the creditors of the Company, including creditors who are shareholders, in satisfaction of all liabilities and obligations of the Company;

(b) Second, to certain investors (Barbara Corcoran Holdings, LLC and Herjavec Entertainment Corp) to satisfy any remaining Liquidation Preference, which is an amount equal to their unrecovered portion of their initial investment, to the extent not previously returned; and

(c) Thereafter, to all shareholders pro rata based on their ownership percentages.

If BCH and HEC capital has been paid back 100% through ordinary profits, dividends or in accordance with other provisions of the Company's agreements, then their Liquidation Preference shall no longer apply, and all proceeds after creditor satisfaction would be distributed pro rata among all shareholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 21, 2025, the date these financial statements were available to be issued.

In March 2025, the Company secured authorization to sell products through the largest e-bike retailer in North America with over 160 locations. This will increase wholesale revenue, with initial orders expected to begin shipping in Q2 of 2025.

The Company moved to a facility with 59% less square foot in January 2025, which will result in a reduction of $67,931 in annual rent payments for 2025.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – TARIFF EXPOSURE AND SUPPLY CHAIN RISK

Beginning in January 2025, the Company's primary manufacturing source in China became subject to significantly increased import tariffs. As a result, the Company expects higher product costs, potential retail price increases, reduced gross profit margins, and possible inventory shortages while alternative supply chain arrangements are evaluated and implemented. The full financial impact of these tariffs cannot be reasonably estimated as of the reporting date.